Mail Stop 4561

September 9, 2008

Stephen G. Waldis
President and Chief Executive Officer
Synchronoss Technologies, Inc.
750 Route 202 South, Suite 600
Bridgewater, NJ 08807

>   **Re: Synchronoss Technologies, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Filed February 29, 2008**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
>   **Filed May 8, 2008**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed April 9, 2008**
>   **File No. 000-52049**

Dear Mr. Waldis:

        We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

>   Sincerely,

>   Mark Kronforst
>   Accounting Branch Chief